Exhibit 4.3

                         TOURNIGAN VENTURES CORPORATION
                          480 - 650 West Georgia Street
                          Vancouver, BC Canada V6B 4N9
                 Telephone: (604) 323-3351, Fax; (604) 662-3231


Brett Resources Inc.
900 - 475 Howe St.
Vancouver, BC                                  August 24, 2002


Attention: Carl Hering, President

Dear Sirs:

Re: El Potosi Concession, and Pedernal Concession El Salvador

This Memorandum of Understanding ("MOU") sets forth the terms of an agreement whereby Tournigan Ventures Corporation ("Tournigan") can acquire a 100% interest in the El Potosi Concession, El Salvador ("Potosi Project") and a 60% interest in the Pedernal Project, El Salvador (the "Pedernal Project") from Brett Resources Inc. ("Brett"), not mutually exclusive. This MOU will be legally binding on both parties.

1. El Potosi Concession El Salvador
-----------------------------------

In order to exercise its option to purchase a 100% interest in the Potosi Project Tournigan must pay to Brett a minimum total of US$1,450,000, subject to clause 7 below. The minimum payment schedule to maintain the option to purchase is as follows:

1.   Tournigan to pay Brett US$25,000 within 30 days of signing this binding
     MOU..

2.   Tournigan to pay Brett US$25,000 on the first anniversary of the agreement.

3. Tournigan to pay Brett US$50,000 on the second anniversary of the agreement.

4. Tournigan to pay Brett US$100,000 on the third anniversary of the agreement.

5. Tournigan to pay Brett US$1,250,000 on the forth anniversary of the agreement.

6. When Tournigan has paid Brett a minimum total of US$1,450,000 Tournigan will own 100% interest in the Potosi Project.

7. Tournigan can delay payment of the final $1,250,000 payment up until the fifth anniversary of the Letter Agreement by paying Brett US$150,000 on the fourth anniversary date.

8. No mining operation will commence until such time as Tournigan has acquired its 100% interest in the Potosi Project. Once a future mining operation on the Project has produced in excess of 200,000 ounces of gold Brett will be paid a 1% net smelter royalty interest on further gold and silver production from the Potosi Project.

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9.   Tournigan will be responsible, during the option period, for the payment of all taxes and any other activities related to keeping the Potosi Project in good standing.

10. It is recognised that as part of the underlying concession the government of El Salvador retains a royalty interest in the Potosi Project.


2. Pedernal Concession, El Salvador
-----------------------------------

1. Tournigan will have the right to earn a 60% interest in the "metallic mineral rights of the Pedernal Project by expending a total of US$500,000 on the project over a 4-year period. Minimum annual expenditures will be as follows: Year 1:US$35,000, Year 2:US$90,000, Year 3:US$125,000 and Year 4:
     balance of the US$500,000. The year 1 work requirement is a committed expenditure.

2. At the time that Tournigan has spent US$500,000 on the Pedernal Project and earned its 60% interest a joint-venture will be formed between Tournigan and Brett whereby Tournigan is the operator and all further expense will be pro-rated 60% Tournigan and 40% Brett.

3. Failure by either party to fund their pro-rata portion of expenditure will result in dilution of that party's interest on a straight line formula using US$500,000 as a 60% basis.

4. Tournigan and Brett agree to form an area of mutual interest ("AMI") which will encompass an area 5 kilometers from the boundaries of the existing Pedernal concession. Any concessions or interests acquired by either party within the AMI will become a part of this agreement.

5. Prior to the formation of the joint-venture Tournigan will be responsible for the payment of all taxes and any other activities related to keeping the Pedernal Project in good standing. On the formation of the joint-venture these costs will be split pro-rata.

6. It is recognised that as part of the underlying concession the government of El Salvador retains a royalty interest in the Pedernal Project.

For the 30 day period following the signing of this MOU, Tournigan will have the exclusive right to conduct legal and technical due diligence on both the Potosi Project and the Pedernal Project with full access to the property as well as all data in the possession of Brett regarding the properties.


If the foregoing terms are acceptable, please so indicate by signing and returning the enclosed copy of this letter. We will then initiate the drafting of a formal option agreement while we are conducting our due diligence.

Yours truly,



TOURNIGAN VENTURES CORPORATION

Per: /s/ M. Hopley
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The foregoing terms are accepted and agreed to this _______ day of August, 2002.

BRETT RESOURCES INC.

Per: /s/ Carl Hering
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